Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2013

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars - unaudited)

	Note	September 30	December 31
		2013	2012
			(restated note 2b)
		$	$
Current assets
Cash and cash equivalents		401,384	366,947
Trade and other receivables	6	81,361	83,454
Marketable securities	5	142,774	34,733
Other current assets	3	3,801	6,344
Inventory	4	53,964	74,246
		683,284	565,724
Non-current assets
Property, plant and equipment	7	408,764	580,649
Investment in associate	5	—	119,632
Deferred income tax assets		—	13,912
Value added tax receivable	6	67,621	37,363
Other non-current assets	3	10,298	7,405
Total assets		1,169,967	1,324,685

Current liabilities
Trade and other payables		75,119	79,007
Convertible notes	8	—	135,805
		75,119	214,812
Non-current liabilities
Deferred income tax liabilities		23,877	17,007
Close down and restoration provision		33,256	31,222
Convertible notes	8	184,791	—
Total liabilities		317,043	263,041

Shareholders' equity
Share capital		707,034	706,901
Other reserves		1,626	24,016
Equity component of convertible notes	8	68,347	—
Retained earnings		75,917	330,727
Total shareholders' equity attributable to shareholders of the Company		852,924	1,061,644
Total liabilities and equity		1,169,967	1,324,685

Events after the reporting date (notes 5 and 15)
The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on November 5, 2013

"Richard D. Paterson"	"John Smith"
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of (Loss) Income
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated note 2b)		(restated note 2b)
		$	$	$	$

Revenue		43,944	73,524	125,660	154,342
Cost of sales	10	(38,212)	(54,113)	(124,461)	(120,339)
Income from mine operations		5,732	19,411	1,199	34,003

General and administrative expenses	10	(7,262)	(4,522)	(18,020)	(17,778)
Exploration, evaluation and reclamation expenses		(106)	(4,806)	(2,852)	(7,972)
Impairment charges	7	—	—	(202,440)	—
Operating (loss) income		(1,636)	10,083	(222,113)	8,253

Gain on partial disposal of associate		—	—	—	49,082
Gain on derecognition of investment in associate	5	—	—	21,959	—
Interest earned and other finance income		1,936	827	4,209	1,411
Interest expense and other finance costs		(5,174)	(6,563)	(17,854)	(18,858)
Other (loss) income	11	(1,067)	1,787	(18,236)	15,814
Foreign exchange loss		(7,852)	(994)	(20,891)	(3,884)
(Loss) income before tax		(13,793)	5,140	(252,926)	51,818

Income tax expense		(513)	(6,737)	(1,884)	(19,434)

Net (loss) income and net (loss) income attributable to shareholders		(14,306)	(1,597)	(254,810)	32,384

Weighted average shares outstanding (thousands)
Basic		80,755	80,748	80,754	80,743
Diluted		80,755	80,748	80,754	80,757

(Loss) earnings per share
Basic		$(0.18)	$(0.02)	$(3.16)	$0.40
Diluted		$(0.18)	$(0.02)	$(3.16)	$0.40
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars - unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated note 2b)		(restated note 2b)
		$	$	$	$

Net (loss) income for the period attributable to shareholders		(14,306)	(1,597)	(254,810)	32,384
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Unrealized income (loss) on marketable securities, net of tax		6,771	10,602	(22,209)	10,548
Realized loss (gain) recycled to net income		93	—	(38)	—
Share of other comprehensive income (loss) of associate	5	—	5,477	(641)	5,664
Cumulative translation adjustment		(3)	376	(26)	727
Total other comprehensive income (loss)		6,861	16,455	(22,914)	16,939
Total comprehensive (loss) income attributable to shareholders		(7,445)	14,858	(277,724)	49,323
Total comprehensive (loss) income		(7,445)	14,858	(277,724)	49,323
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Note	Common Shares		Other	Equity component of	Retained	Total
		Shares	Amount	reserves	convertible notes	earnings	equity
						(restated note 2b)	(restated note 2b)
		000's	$	$	$	$	$
Balance, January 1, 2012		80,693	705,876	6,515	—	271,584	983,975
Exercise of stock options	9	55	1,025	(407)	—	—	618
Equity-settled share-based compensation	9	—	—	3,269	—	—	3,269
Total comprehensive income for the period		—	—	16,940	—	32,383	49,323
Balance, September 30, 2012		80,748	706,901	26,317	—	303,967	1,037,185

Balance, January 1, 2013		80,748	706,901	24,016	—	330,727	1,061,644
Exercise of stock options	9	7	133	(56)	—	—	77
Equity-settled share-based compensation	9	—	—	580	—	—	580
Equity component of convertible notes	8	—	—	—	68,347	—	68,347
Total comprehensive loss for the period		—	—	(22,914)	—	(254,810)	(277,724)
Balance, September 30, 2013		80,755	707,034	1,626	68,347	75,917	852,924
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated note 2b)		(restated note 2b)
		$	$	$	$
Cash flows from operating activities
Net (loss) income for the period		(14,306)	(1,597)	(254,810)	32,384
Adjustments for:
Depreciation, depletion and amortization		9,630	12,538	30,141	29,051
Share-based payments		138	796	432	3,062
Accretion of close down and restoration provision		947	1,515	2,866	4,683
Impairment charges and inventory write-downs		—	—	214,633	—
Accretion expense on convertible notes		2,306	2,663	8,628	7,760
Other loss (income)		712	(2,041)	19,454	(15,637)
Net (gains) on investment in associate		—	—	(24,071)	(49,082)
Deferred income tax		(217)	5,919	13,732	16,418
Non-cash foreign exchange loss		4,913	724	9,299	2,930
Net changes in non-cash working capital items	14	(8,816)	(13,650)	(15,348)	(12,905)

Cash (used) generated by operating activities		(4,693)	6,867	4,956	18,664

Cash flows from investing activities
Net proceeds from partial disposal of associate		—	—	—	71,040
Purchase of property, plant and equipment		(10,521)	(2,174)	(26,619)	(14,639)
Mineral property expenditures		(7,005)	(11,520)	(19,090)	(30,372)
Net value added tax payments and receipts		(5,978)	14,096	(16,192)	17,098
(Increase) in restricted cash		(137)	—	(137)	(16,319)
Proceeds from sale of other investments		—	—	—	4,853
Production stripping capitalized costs		(6,087)	(5,620)	(26,641)	(26,558)

Cash (used) generated by investing activities		(29,728)	(5,218)	(88,679)	5,103

Cash flows from financing activities
Proceeds from issuance of convertible notes		—	—	256,083	—
Repayment of convertible notes		—	—	(138,000)	—
Proceeds from exercise of stock options		—	11	77	618

Cash generated by financing activities		—	11	118,160	618

(Decrease) increase in cash and cash equivalents		(34,421)	1,660	34,437	24,385
Cash and cash equivalents, beginning of period		435,805	351,780	366,947	329,055
Cash and cash equivalents, end of period		401,384	353,440	401,384	353,440

Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver from our Pirquitas Mine in Argentina and to advance other principal development projects including Pitarrilla in Mexico and San Luis in Peru. In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration or technical evaluation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation

These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2012.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.
The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards ("IFRS") interpretations issued and outstanding as of September 30, 2013, and were approved as of November 5, 2013, the date the Audit Committee of the Board of Directors approved the statements.

b)	Changes in accounting policies

Pronouncements Affecting Our Financial Results

Effective January 1, 2013, we adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20"). This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

"In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current 'stripping activity asset' ("SAA") when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved."

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

For the nine months ended September 30, 2013, deferred stripping costs before depreciation and amortization of $24,196,000 at the Pirquitas Mine met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also requires application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40,572,000 at the Pirquitas Mine were capitalized. The prior year comparatives have been restated accordingly.

Adjustments to the consolidated balance sheets:

		Adjustments for changes in accounting policy
	As at December 31, 2012	IFRIC 20	As at December 31, 2012
	(previously stated)		(restated)
Inventory (note 4)	108,383	(28,579)	79,804
Property, plant and equipment	540,077	40,572	580,649
Deferred income tax assets	18,132	(4,220)	13,912
Deferred income tax liabilities	(13,551)	(3,456)	(17,007)
Net increase in retained earnings		4,317

Adjustments to the consolidated statements of (loss) income:

		Adjustments for changes in accounting policy
For the three months ended September 30	2012	IFRIC 20	2012
	(previously stated)		(restated)
Cost of sales	57,055	(2,942)	54,113
Income tax expense	4,692	2,045	6,737
Increase in net income		(897)

		Adjustments for changes in accounting policy
For the nine months ended September 30	2012	IFRIC 20	2012
	(previously stated)		(restated)
Cost of sales	124,870	(4,531)	120,339
Income tax expense	16,310	3,124	19,434
Increase in net income		(1,407)

Pronouncements Affecting Our Financial Statements Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our interim financial results and any additional disclosures required by the new pronouncements will be included in our consolidated annual financial statements for the year ended December 31, 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Disclosure of interest in other entities
IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest's financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement
IFRS 13, Fair Value Measurement ("IFRS 13") defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-recurring basis.

Interim financial reporting
IAS 34 was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in note 13 of our condensed consolidated interim financial statements for the period ending September 30, 2013. The disclosures included are based on the requirements of IFRS 13 discussed above.

Levies imposed by governments
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.

c)	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012, except for certain new estimates and judgments that have been applied as a result of the adoption of IFRIC 20 on January 1, 2013 and the change in accounting treatment for our investment in Pretium Resources Inc. ("Pretium").

As a result of the adoption of IFRIC 20, we are required to determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

During the second quarter of 2013, we determined that we no longer exert significant influence over our investment in Pretium. As a result, effective May 10, 2013 we changed our accounting treatment from equity accounting to accounting for this investment as an available-for-sale financial asset. The determination of the accounting treatment for this investment requires us to exercise significant judgment.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	OTHER ASSETS

	September 30, 2013		December 31, 2012
	Current	Non-current	Current	Non-current
	$	$	$	$
				(restated note 2b)
Financial assets:
Restricted cash (a)	—	1,984	—	1,847
Assets held for sale (b)	3,801	—	6,344	—
	3,801	1,984	6,344	1,847
Other assets:
Non-current inventory (note 4)	—	8,314	—	5,558
	3,801	10,298	6,344	7,405

(a)	We have restricted cash deposits in relation to close down and restoration provisions.

(b)	We classify two ball mills as assets held for sale. Following the decline in realizable value during the nine months ended September 30, 2013, we recognized an impairment loss of $3,875,000 (note 11).

4.	INVENTORY

	September 30, 2013	December 31, 2012
	$	$
		(restated note 2b)
Current:
Finished goods	24,599	28,748
Stockpiled ore	14,116	26,318
Materials and supplies	15,249	19,180
	53,964	74,246
Non-current inventory (1)	8,314	5,558
	62,278	79,804

(1)
We hold low grade stockpiled ore that is expected to be processed at the end of the life of the mine and also supplies expected to be used after one year, both are therefore classified as non-current assets. As of September 30, 2013, non-current inventory consisted of stockpiled ore of $4,200,000 (December 31, 2012 - $5,558,000) and materials and supplies of $4,114,000 (December 31, 2012 - nil).

At each reporting date we assess whether the carrying value of our inventory exceeds its Net Realizable Value ("NRV"), and at June 30, 2013 we recorded a NRV write-down of stockpiled ore of $12,193,000 (2012 - nil). There were no further NRV write-downs of stockpiled ore during the three months ended September 30, 2013. Inventory held at NRV at September 30, 2013 was $17,831,000 (December 31, 2012 - $4,810,000).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	INVESTMENT IN ASSOCIATE AND MARKETABLE SECURITIES

Our investment in Pretium comprises the following:

	September 30, 2013	December 31, 2012
	No. of shares	No. of shares
Common shares of Pretium Resources Inc.	18,985,807	18,985,807

For the nine months ended September 30, 2013 and the year ended December 31, 2012, the movement in our investment in Pretium Resources Inc. was as follows:

	September 30, 2013	December 31, 2012
	$	$
Carrying amount, beginning of period	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	2,112	15,839
Share of net loss	(1,033)	(3,409)
Share of other comprehensive (loss) income	(641)	3,912
Derecognition of investment in associate	(120,070)	—
Carrying amount, end of period	—	119,632

On February 15, 2013 and April 26, 2013, Pretium completed private placements of 1,648,550 flow-through common shares and 5,780,346 common shares respectively, in respect of which we elected not to participate. These share issuances by Pretium resulted in dilutions of our interest to 19.68% and 18.57% respectively, with dilution gains of $1,858,000 and $254,000 respectively, recognized in other (loss) income (note 11). Subsequent to the derecognition of the investment in associate discussed below, our interest has decreased to 18.26%.

On May 10, 2013, we determined that we no longer held significant influence over Pretium following changes in the composition of the Board of Directors of Pretium and our shareholding percentage, and therefore, equity accounting for our investment in Pretium was no longer applicable. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The fair value of the shares upon initial recognition was $144,777,000. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of (loss) income, resulting in a gain of $21,959,000 and a corresponding foreign exchange gain of $2,497,000. Subsequent changes in fair value after May 10, 2013 are recognized in other comprehensive income.

Subsequent to the end of the quarter, our investment in Pretium experienced a material decline in value. As at November 1, 2013 the fair value was approximately $61.5 million, $69.3 million lower than the fair value at September 30, 2013 and $83.3 million lower than the fair value recorded upon initial recognition. The decline in fair value will be recognized in other comprehensive income, unless the decline remains significant or prolonged which would require an impairment to be recognized in the consolidated statements of income (loss).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

6.	VALUE ADDED TAX ("VAT") RECEIVABLE

	September 30, 2013	December 31, 2012
	$	$
Current	7,454	32,796
Non-current	67,621	37,363
	75,075	70,159

VAT paid in Argentina in relation to the Pirquitas Mine is recoverable under Argentine law once the mine reached the production stage, which occurred on December 1, 2009. We commenced the process of collecting VAT in 2010 and continue to apply to the Argentine government to recover the applicable VAT. We believe that the remaining balance is fully recoverable and have not provided an allowance. As a result of delays in collection, at June 2013 we reclassified $21,544,000 in VAT from current to non-current.

7.	IMPAIRMENT OF NON-CURRENT ASSETS

At June 30, 2013, the book value of our net assets exceeded our market capitalization, which was an indicator of potential impairment of the carrying value of our long-lived assets. In addition, prior to the close of the quarter ended June 30, 2013, metal prices declined significantly and have subsequently remained at these lower levels. As a result, we assessed the recoverable amount of the Pirquitas Mine, which has been identified as a cash generating unit (“CGU”).

Impairment testing

When there is an indicator of impairment of our long-lived assets, we test them for impairment and recognize any impairment loss if the carrying value exceeds its recoverable amount. The recoverable amount of each CGU is determined based on its fair-market value less estimated costs to sell (“FVLCTS”), which has been determined to be greater than the value in use.

The recoverable amount of the Pirquitas Mine and its plant and equipment is the FVLCTS, which is based upon the CGU's estimated future after-tax cash flows. The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections, which incorporate our estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal prices included in the cash flow projections were based on market forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant of 10%. Management's estimate of the FVLCTS is classified as level 3 in the fair value hierarchy (note 13).

Significant assumptions and impact

Pricing
The projected cash flows are significantly affected by changes in assumptions for metal prices, future capital expenditures, production cost estimates, discount rates and exchange rates. For the 2012 year end (“YE 2012”) and June 30, 2013 ("Q2 2013") impairment assessments, the real silver metal price assumptions were as follows:

Silver price assumptions	2013(i)	2014	2015	2016	2017	Long-term price
YE 2012	$35.37	$34.03	$30.00	$28.15	$23.11	$23.11
Q2 2013	$22.99	$21.92	$22.58	$22.68	$21.95	$20.70

(i)	Price estimate for second half of 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	IMPAIRMENT OF NON-CURRENT ASSETS (Cont'd)

Inflation
Argentina's current inflationary and foreign exchange environment continues to be evaluated. A key assumption in the Pirquitas Mine's current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso after 2014. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
At June 30, 2013, the recoverable amount was lower than the carrying value of the CGU and therefore we recorded an impairment charge of $202,440,000 before tax, ($199,269,000 net of tax) against the carrying value of the Pirquitas Mine and its plant and equipment. No impairment indicators were observed during the three months ended September 30, 2013.

8.	CONVERTIBLE NOTES

During the nine months ended September 30, 2013, the 2008 senior convertible unsecured notes (the "2008 Notes") of $138,000,000 were fully repurchased with cash.

In the nine months ended September 30, 2013, we sold $265,000,000 in senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the 2013 Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

As at September 30, 2013, the accrued interest related to the 2013 Notes was $1,237,000 and is included within trade and other payables. During the three and nine months ended September 30, 2013, accretion expense related to the 2008 Notes and the 2013 Notes was $2,306,000 and $8,628,000, respectively. The 2013 Notes had a fair value of $195,286,000 as at September 30, 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
a)Stock options
The changes in stock options outstanding during the nine months ended September 30, 2013 and the year ended December 31, 2012 is as follows:

	September 30, 2013		December 31, 2012
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	2,023,563	20.49	1,878,372	23.86
Granted	680,150	11.87	597,125	15.22
Exercised	(6,667)	(11.50)	(54,335)	(11.50)
Expired	(225,498)	(30.32)	(115,000)	(35.74)
Forfeited	(694,104)	(20.46)	(282,599)	(27.24)
Outstanding, end of period	1,777,444	15.99	2,023,563	20.49

For options granted during the nine months ended September 30, 2013, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.3%, a dividend yield of nil, and volatility of 55.4%.

During the nine months ended September 30, 2013, we granted 680,150 options to officers, employees, and executive directors at exercise prices ranging from C$9.50 to C$12.99, with an average fair value of C$5.17 per option.
b)Deferred Share Units (“DSUs”)
During the nine months ended September 30, 2013 and the year ended December 31, 2012, the following DSUs were outstanding to non-executive directors:

	September 30, 2013	December 31, 2012
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	150,117	98,289
Granted	69,081	51,828
Outstanding, end of period	219,198	150,117

The DSUs granted during the nine months ended September 30, 2013 had a weighted average fair value of C$9.32 per unit. The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at September 30, 2013, the fair value was C$6.35 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
c)Restricted Share Units (“RSUs”)

During the nine months ended September 30, 2013 and the year ended December 31, 2012, the following RSUs were outstanding to employees:

	September 30, 2013	December 31, 2012
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	141,810	76,801
Granted	115,300	104,900
Settled	(50,786)	(21,089)
Forfeited	(62,826)	(18,802)
Outstanding, end of period	143,498	141,810

The RSUs granted during the nine months ended September 30, 2013 had a weighted average fair value of C$10.37 per unit. RSUs settled in the nine months ended September 30, 2013 were settled at a weighted average fair value of C$10.09 per unit. As at September 30, 2013, the fair value was C$6.35 per unit.

d)Performance Share Units (“PSUs”)

During the nine months ended September 30, 2013 and the year ended December 31, 2012, the following PSUs were outstanding to senior executives:

	September 30, 2013	December 31, 2012
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	201,220	109,700
Granted	137,500	110,058
Settled	(28,250)	—
Forfeited	(95,841)	(18,538)
Outstanding, end of period	214,629	201,220

The PSUs granted during the nine months ended September 30, 2013 had a weighted average fair value of C$12.99 per unit. PSUs settled in the nine months ended September 30, 2013 were settled at a fair value of C$12.62 per unit. As at September 30, 2013, the weighted average fair value was C$4.45 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

e)Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2013 and 2012 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	$	$	$	$
Equity-settled
General and administrative expenses	138	796	432	3,062
Property, plant and equipment	48	84	148	205
Cash-settled
General and administrative expenses (recovery)	191	1,001	(1,775)	1,593
Property, plant and equipment	30	106	201	181
Total share-based compensation cost (recovery)	407	1,987	(994)	5,041

10.	COST OF SALES AND RESTRUCTURING COSTS
a)Cost of sales

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated note 2b)		(restated note 2b)
	$	$	$	$
Cost of inventory	23,573	35,928	69,879	77,839
Depreciation, depletion and amortization	10,748	12,462	31,105	28,955
Export duties (1)	3,891	5,723	11,284	13,545
Write-down of stockpiles to NRV (note 4)	—	—	12,193	—
	38,212	54,113	124,461	120,339

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	COST OF SALES AND RESTRUCTURING COSTS (Cont'd)

As of September 30, 2013, the Pirquitas Mine has paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are assessing the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. As at September 30, 2013, we have accrued a liability totaling $45,443,000 (December 31, 2012 - $35,009,000), with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total costs. If resolved in our favour, the impact would be to reduce total costs by approximately 10% of the net sales price on a per ounce basis.
b)Restructuring costs
During the nine months ended September 30, 2013, we incurred restructuring costs of $2,494,000 (nine months ended September 30, 2012 - nil) which are recorded in general and administrative expenses and $653,000 (nine months ended September 30, 2012 - nil) in cost of inventory.

11.	OTHER (LOSS) INCOME

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	$	$	$	$
Impairment reversal on investments	—	—	183	4,853
Gain on dilution of associate (note 5)	—	2,580	2,112	15,839
Share of net loss of associate	—	(674)	(1,033)	(2,603)
Unrealized gain (loss) on financial instruments at FVTPL (1)	—	113	—	(2,575)
Impairment of marketable securities	—	—	(11,022)	—
Write-down of mineral properties (2)	(619)	—	(3,812)	—
Write-down of assets held for sale (note 3)	—	—	(3,875)	—
Dividend income	—	—	178	356
Other expense	(448)	(232)	(967)	(56)
	(1,067)	1,787	(18,236)	15,814

(1)	Financial instruments held at fair value through profit and loss ("FVTPL") included the conversion option embedded in the 2008 Notes.

(2)	Following appraisals of our exploration and development property portfolio, we concluded that certain exploration properties had no future value and were written off.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS

We are a resource company focused on the acquisition, exploration, development and operation of silver-dominant projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure, except for the Pitarrilla Project which, as of September 30, 2013, exceeds 10% of our total assets. The Pitarrilla Project has therefore been disclosed separately as a component. The comparative periods have been restated accordingly.

The only production property, the Pirquitas Mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas Mine;

▪	Pitarrilla Project; and

▪	Other exploration and development properties.
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2013	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	43,944	—	—	—	43,944
Cost of inventory and export duties	(27,464)	—	—	—	(27,464)
Depreciation, depletion and amortization	(10,748)	—	—	—	(10,748)
Cost of sales	(38,212)	—	—	—	(38,212)
Income from mine operations	5,732	—	—	—	5,732

Operating income (loss)	3,738	(12)	(162)	(5,200)	(1,636)
Write-down of assets	—	—	(619)	—	(619)
(Loss) before tax	(4,298)	(13)	(764)	(8,718)	(13,793)

Interest earned and other finance income	1,651	—	—	285	1,936
Interest expense and other finance costs	(886)	(2)	(32)	(4,254)	(5,174)
Income tax (expense) recovery	(665)	—	551	(399)	(513)

As at September 30, 2013
Total assets	388,437	126,706	145,765	509,059	1,169,967
Non-current assets	234,021	119,983	130,713	1,966	486,683
Total liabilities	(96,512)	(386)	(2,994)	(217,151)	(317,043)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont'd)

Three months ended September 30, 2012	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
	(restated note 2b)
Revenue	73,524	—	—	—	73,524
Cost of inventory and export duties	(41,651)	—	—	—	(41,651)
Depreciation, depletion and amortization	(12,462)	—	—	—	(12,462)
Cost of sales	(54,113)	—	—	—	(54,113)
Income from mine operations	19,411	—	—	—	19,411

Operating income (loss)	13,976	—	(408)	(3,485)	10,083
Income (loss) before tax	9,910	(13)	(46)	(4,711)	5,140

Interest earned and other finance income	328	—	281	218	827
Interest expense and other finance costs	(2,257)	—	(19)	(4,287)	(6,563)
Income tax (expense) recovery	(8,143)	1,332	(83)	157	(6,737)

As at December 31, 2012
Total assets	621,082	123,246	149,572	430,785	1,324,685
Non-current assets	400,858	113,708	123,331	121,064	758,961
Total liabilities	(97,629)	(1,461)	(2,483)	(161,468)	(263,041)

Nine months ended September 30, 2013	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
Revenue	125,660	—	—	—	125,660
Cost of inventory and export duties	(93,356)	—	—	—	(93,356)
Depreciation, depletion and amortization	(31,105)	—	—	—	(31,105)
Cost of sales	(124,461)	—	—	—	(124,461)
Income from mine operations	1,199	—	—	—	1,199

Impairment charges	(202,440)	—	—	—	(202,440)
Operating (loss)	(204,792)	(9)	(629)	(16,683)	(222,113)
Write-down of assets	—	(3,875)	(3,812)	—	(7,687)
(Loss) before tax	(226,385)	(3,887)	(4,573)	(18,081)	(252,926)

Interest earned and other finance income	3,177	—	—	1,032	4,209
Interest expense and other finance costs	(2,696)	(4)	(83)	(15,071)	(17,854)
Income tax (expense) recovery	(6,587)	—	1,576	3,127	(1,884)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	OPERATING SEGMENTS (Cont'd)

Nine months ended September 30, 2012	Pirquitas Mine	Pitarrilla Project	Other exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
	(restated note 2b)
Revenue	154,342	—	—	—	154,342
Cost of inventory and export duties	(91,384)	—	—	—	(91,384)
Depreciation, depletion and amortization	(28,955)	—	—	—	(28,955)
Cost of sales	(120,339)	—	—	—	(120,339)
Income from mine operations	34,003	—	—	—	34,003

Operating income (loss)	25,921	—	(953)	(16,715)	8,253
Income (loss) before tax	14,488	(15)	(662)	38,007	51,818

Interest earned and other finance income	328	—	281	802	1,411
Interest expense and other finance costs	(6,205)	—	(56)	(12,597)	(18,858)
Income tax (expense) recovery	(17,668)	1,771	(632)	(2,905)	(19,434)

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity-accounted investment in Pretium.

Segment revenue by product

Nine months ended September 30	2013	2012
	%	%
Silver	95	98
Zinc	5	2

Segment revenue by location of customer
100% of revenues are attributable to the Pirquitas Mine segment. During the nine months ended September 30, 2013, revenue from four of our customers each individually represented over 10% of the total revenue. The combined revenue from these four customers during the nine months ended September 30, 2013 represented 90% of the total revenue. During the nine months ended September 30, 2012, revenue from three of our customers each individually represented over 10% of the total revenue.

Non-current assets by location

	September 30, 2013	December 31, 2012
		(restated note 2b)
	$	$
Argentina	263,259	428,881
Mexico	136,824	130,277
Peru	64,431	59,150
Chile	10,029	10,132
United States	8,844	8,128
Canada	3,296	122,393
Total	486,683	758,961

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	FAIR VALUE MEASUREMENTS

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at September 30, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Trade and other receivables	—	39,571	—	39,571
Marketable securities	142,774	—	—	142,774
	142,774	39,571	—	182,345

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

There were no transfers between Level 1 and Level 2 or transfers into or out of Level 3 during the nine months ended September 30, 2013 or 2012.

As at September 30, 2013, there were no financial assets or liabilities measured and recognized in the condensed consolidated statements of financial position at fair value that would be categorized into Level 3 in the fair value hierarchy (December 31, 2012 - nil). However during the nine months ended September 30, 2013, the Pirquitas Mine CGU was written down to its recoverable amount. The recoverable amount becomes the adjusted cost base of the Pirquitas Mine and will not be revalued, but certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy (note 7).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items during the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated note 2b)		(restated note 2b)
	$	$	$	$
Trade and other receivables (excluding VAT)	(8,968)	(20,781)	982	(22,032)
Inventory	2,628	10,911	3,987	6,847
Trade and other payables	(16)	(1,788)	3,851	11,267
Taxes payable	(2,460)	(1,992)	(24,168)	(8,987)
	(8,816)	(13,650)	(15,348)	(12,905)
During the three and nine months ended September 30, 2013 and 2012, we conducted the following non-cash financing transactions:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	$	$	$	$
Transfer of share-based payment reserve upon exercise of stock options	—	(8)	(56)	(407)
During the three and nine months ended September 30, 2013 and 2012, we made the following cash payments for interest and taxes:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	$	$	$	$
Interest paid	4,105	3,105	7,210	6,236
Taxes paid	3,524	2,822	11,892	11,828

15.	EVENTS AFTER THE REPORTING DATE

On November 5, 2013 we entered into a purchase agreement with Argonaut Gold Inc. ("Argonaut"), a TSX-listed company, to sell our San Agustin project in Mexico. Under the terms of the agreement we will receive total aggregate consideration of approximately $75 million, comprised of $15 million in cash and $30 million in Argonaut shares (based on the 5-day volume weighted average sale price for Argonaut shares trading on the TSX prior to signing the agreement) on closing, and deferred cash consideration of $30 million ($10 million payable on May 5, 2014 and $20 million payable on May 5, 2015). In addition, we will have a 2% NSR royalty on sulphide ores from the project. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory and TSX approvals. The impact of the transaction on the consolidated financial statements has yet to be determined.

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